Exhibit 99.1

TransAlta Announces Accelerated Transition to Clean Energy

CALGARY, Dec. 6, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today that its Board of Directors has approved additional elements in the Company's strategy to accelerate its transition to gas and renewables generation.  These elements include:

•	Entering into a letter of intent with Tidewater Midstream and Infrastructure Ltd. ("Tidewater") to construct a 120 kilometre natural gas pipeline from Tidewater's Brazeau River Complex to TransAlta's generating units at Sundance and Keephills to eventually supply the Company with up to 340 million cubic feet of gas per day;
•	Accelerating the conversion of Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation in the 2021 to 2022 timeframe, a year earlier than originally planned. The coal-fired plants operated by TransAlta, once converted to gas, are anticipated to be able to run through to 2031 to 2039 – a significant lengthening of their asset lives; and
•	Mothballing temporarily a combination of Sundance units in 2018 and 2019 to ensure that two Sundance coal units can operate at high capacity utilizations with lower costs through the period to 2020 when additional power will be needed in the Alberta market. Sundance Units 3 to 6 will re-enter the market starting in 2020 as the demand for electricity rises.

Details on the Company's Brazeau Pumped Storage Project, which is a key cornerstone of its gas and renewables strategy, are also provided. The Company expects dispatchable renewable resources to be valuable in a future where carbon emitting plants will mostly provide back up to low cost intermittent renewable resources.

The Company also provided its 2018 annual guidance today, which is discussed below.

"We continue to position TransAlta as a leader in clean power generation and our strategy dramatically improves our competitive position and our ability to generate strong cash flow over the long term," said Dawn Farrell, President and Chief Executive Officer. "Our asset base in Alberta is poised to ensure that we can provide low cost, clean, reliable and firm electricity to customers."

Gas Supply for Conversions and Accelerated Coal-to-Gas Conversion Schedule

As announced earlier today, TransAlta has entered into a letter of intent with Tidewater for the construction of a 120 kilometre pipeline from their Brazeau River Complex to TransAlta's Sundance and Keephills facilities.   The pipeline will provide initial capacity of 130 million cubic feet of gas per day by 2020, and have expansion capability to 340 million cubic feet of gas per day.  The initial capacity will support fuel blending, using a fuel combination of coal and gas for generation, which will reduce the marginal cost as well as emissions.  TransAlta will have the option to invest up to 50 percent in the pipeline, which, if exercised, would reduce the costs associated with the tolling agreement.

The decision to work with Tidewater advances the timeframe for the construction of a pipeline and permits the acceleration of plant conversions.  As a result, and given the clarity provided by the draft coal-to-gas conversion rules proposed by the Government of Canada, the Company has determined to accelerate the conversion of Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired in the 2021 to 2022 timeframe, a year earlier than originally planned.  TransAlta remains of the view that having at least two pipelines supplying natural gas would reduce operational risks and continues to advance discussions with other parties to construct additional pipelines to meet the remaining gas supply requirements for the facilities.

Although not yet finalized, the Government of Canada has proposed coal-to-gas conversion rules that would extend the life of TransAlta's gas conversion units by five-to-ten years past their federal end of coal life, depending on their CO2 emissions profile.  The proposed rules would see the life of TransAlta's entire coal-fired fleet extended by an aggregate of approximately 75 years.

In addition to the extending of their operating lives, the benefits of converting units to gas generation include: (i) significantly lowering carbon intensities, emissions, and costs; (ii) significantly lowering operating and sustaining capital costs; and (iii) increasing operating flexibility.

Sundance Operations in the 2018 to 2020 Timeframe

The Board of Directors have approved the following;

•	Sundance Unit 3, will be temporarily mothballed on April 1, 2018 for a period of up to two years;
•	Sundance Unit 5, will be temporarily mothballed on April 1, 2018 for a period of up to one year; and
•	Sundance Unit 4, will be temporarily mothballed on April 1, 2019 for a period of up to two years.

The decision to mothball selected units ensures that the remaining units operate at strong capacity utilization factors which ensure competitive cost structures.  Sundance Unit 3, Sundance Unit 4 and Sundance Unit 5 comprise 368 MW, 406 MW and 406 MW, respectively, of the 2,141 MW Sundance power plant.  TransAlta maintains the flexibility to return mothballed units to service when market fundamentals support the addition of their generation.  The mothballing of the units will also assist TransAlta in its preparations for converting the units to gas.

On April 19, 2017, the Company announced that it would retire Sundance Unit 1 and mothball Sundance Unit 2, effective January 1, 2018.  Sundance Unit 2 will also be available to return to service in 2020.

Brazeau Pumped Storage

Brazeau Hydro is an existing power station on the North Saskatchewan River location north-west of Edmonton.  The facility currently produces 355 MW of power under a power purchase arrangement ("PPA") with the Balancing Pool. The PPA expires at the end of 2020.  Brazeau Pumped Storage is a development project, at Brazeau Hydro, that would create up to 900 MW of additional generation and storage capability. The facility would utilize the existing footprint to generate power under conditions of strong demand and store power when supply resources outpace demand. It is particularly competitive for ensuring that low cost, intermittent wind and solar generation resources can be stored for use in high demand periods.  The Company is developing the project in anticipation of a requirement over time to replace baseload thermal resources with dispatchable renewable resources in the Alberta market.  The project, if it were to win a long-term contract in a future competitive call, could be ready for service as early as 2025.

2018 Outlook

For 2018, we expect our annual free cash flow ("FCF") to be in-line with our 2017 expected annual FCF, despite the expiry of the Sundance A PPA, the early termination of the Sundance B PPA and Sundance C PPA, and the termination of our Solomon contract in Australia. We have already received approximately $400 million for the early termination of the Solomon contract and we are expecting to receive in excess of $200 million from the Balancing Pool for the early termination of the Sundance B PPA and Sundance C PPA.  As a result, we have accelerated our debt reduction plan and will have additional financial flexibility over the next three years.  The PPA terminations have provided increased operational flexibility and enables optimization of the Sundance power plant.  This optimization results in significant reductions in operating costs as well as sustaining and productivity capital, which we expect will be in the range of $215 to $235 million.

The outlook assumes an average price of $50-60/MWh in Alberta and that the Sundance merchant units will run between 65 to 75% in 2018.   The following table outlines TransAlta's financial targets for 2018:

Measure	Target
Comparable EBITDA(1)	$950 million to $1,050 million
FFO(1)	$725 million to $800 million
FCF (1)	$275 million to $350 million
Dividend	$0.16 per share, 13 to 17 per cent payout of Comparable FCF

Range of key power price assumptions:

Market	Power Prices ($/MWh)
Alberta Spot	$50 to $60
Alberta Contracted	$35 to $40
Mid-C Spot (US$)	$20 to $25
Mid-C Contracted (US$)	$47 to $53

Other assumptions relevant to 2018 outlook:

Sustaining Capital	$215 million to $235 million
Canadian Coal Capacity Factor	65% to 75%
Hydro/Wind Resource	Long term average
(1) These items are not defined under IFRS. Presenting these items provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Funds from Operations and Free Cash Flow, Discussion of Segmented Comparable Results, and Earnings and Other Measures on a Comparable Basis sections of TransAlta's 2017 third quarter management discussion and analysis for additional information.

Investor Day

TransAlta will be hosting an Investor Day at 9:30am ET on Wednesday, December 6th, 2017 during which our executive team will discuss the announcements above.  A link to the presentation and live webcast will be available on the Investors section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the mothballing of Sundance Units 3, 4 and 5; the expected value of dispatchable renewable resources, such as the Brazeau Pumped Storage project; that carbon emitting plants are expected to primarily provide back up to low cost intermittent renewable resources in the future; the expectation that mothballing a combination of Sundance units in 2018 and 2019 will allow the two operating Sundance coal units to operate at high capacity utilizations to 2020, when additional power is expected to be needed in the Alberta market; the conversion to gas-fired generation of Sundance Units 3 to 6 and Keephills Units 1 to 2, including the timing thereof; the lengthening of the coal-fired plants lives, once converted to gas, to 2031 to 2039; the expected gas supply required for converted units and the construction by Tidewater of a 120 kilometre pipeline to TransAlta's Sundance and Keephills facilities with a capacity of 130 million cubic feet of gas per day by 2020 and expansion capability to 340 million cubic feet of gas per day; the terms of any definitive agreement with Tidewater, including the option to invest up to 50 percent in the pipeline; the anticipated benefits of converting units to gas; the Government of Canada's proposed coal-to-gas conversion rules expected to extend the life of TransAlta's coal units by five-to-ten years past their federal end of coal life, depending on their emissions profile; the life of TransAlta's coal-fired fleet to be extended by an aggregate of approximately 75-years; the benefits of converting coal-fired generating units to gas-fired generating units; the construction and development of the Brazeau Pumped Storage project, including that such project  would create up to 900 MW of additional hydro and storage capability, the timing for when such project could come on-line, the competitiveness of such project, and the anticipated Alberta provincial requirement to replace baseload thermal generation with dispatchable renewable resources; the 2018 outlook, including 2017 expected annual FCF and 2018 financial targets; amounts to be received from the Balancing Pool in connection with the termination of the Sundance B and Sundance C PPAs; increased asset optimization; reductions in operating costs and sustaining and productivity capital in the range of $215 to $235 million; and the 2018 dividend amounts and payout ratio. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments, including as it pertains to the Alberta capacity market; the Federal and/or Provincial governments not implementing legislation or regulations facilitating the conversion from coal generation to gas generation; the Federal and/or Provincial governments adopting different carbon prices rules; changes in economic and competitive conditions; inability to secure natural gas supply and the construction of a natural gas pipeline on terms satisfactory to the Company; the introduction of disruptive sources of energy or capacity; changes in the price for natural gas and electricity, including expected pricing in Alberta and Mid-C; decreased demand for energy or capacity; Canadian coal capacity factors and hydro and wind resources being lower than expected; availability of financing; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Amber Goulard, Senior Advisor, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 06:00e 06-DEC-17